

November 5, 2013

<u>Via E-mail</u>
Mr. Darryl Button
Chief Financial Officer
Aegon N.V.
Aegonplein 50
PO Box 85
2501 CB The Hague
The Netherlands

      Re: Aegon N.V.
              Form 20-F for the Year Ended December 31, 2012
              Filed March 22, 2013
              File No. 001-10882

Dear Mr. Button:

We have reviewed your October 11, 2013 response to our September 10, 2013 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

<u>Risk and capital management- Risk management</u>
<u>Other risks</u>
<u>Aegon may be required to increase its statutory reserves and/or hold higher amounts of statutory capital for some of its products which will decrease Aegon's returns on these products unless Aegon increases its prices, page 90</u>

1. We acknowledge your response to our comment 2. Please provide us disclosure to be provided in liquidity and capital resources discussion of Operating and Financial Review and Prospects, in future periodic reports, that indicates:
   - how you use your affiliated captives, similar to that provided in your response;

- the amount of captives' obligations and the nature of assets, guarantees, letter of credit promises, similar to that provided in your response; and
- clarify in Note 39 the financing provided to your captives and in Note 49 the letters of credit that have been provided by third parties related to your captives.

2. You indicate that discontinuing your captive strategy could increase your overall costs, limit your ability to write these products in the future or lead to increased prices to consumers on those products. Provide us proposed MD&A disclosure that explains the consequences of the uncertainty regarding continuing your captive strategy, and its expected effects on the Company's consolidated future operations and financial position. In this regard, your response should provide the magnitude to your financial position and results of operations or, if true, that you cannot estimate the effects. To the extent that you do not believe that disclosure is required, please provide us your analysis of Section 501.02 of the Financial Reporting Codification, regarding prospective information that supports your conclusion. In particular, address the two assessments management must make regarding a known trend, demand, commitment, event or uncertainty.

Capital and liquidity management
Sources and uses of liquidity, page 103

3. We acknowledge your response and proposed revised disclosure to our comment 3. Please revise your proposed disclosure to be provided in future periodic reports to indicate the extent of any legal or economic restrictions on the ability of subsidiaries to transfer funds to the company in the form of cash dividends, loans or advances in accordance with Item 5 B.1. (b) of Form 20-F. In this regard, your proposed disclosure states that the subsidiaries hold additional capital in excess of the levels required by local insurance regulations. Provide disclosures to quantify:
   - the levels required by local insurance regulations, and
   - the amount of excess additional capital the subsidiaries hold.

Note 32. Other Equity Instruments, page 251

4. With regard to our comment 6, please tell us how you accounted for the issuance of the notes, payment of the interest payments and any unwinding of the discount on the liability component. Explain how all amounts were determined. If you did not recognize any unwinding of the discount on the liability component, tell us why not, with reference to supporting authoritative literature. We refer to paragraph AG37 of IAS 32.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant